A Special Meeting of Shareholders of the Fund was held on December 13, 2017 at the offices of U.S. Bancorp Fund Services, LLC, 615 East Michigan Avenue, Milwaukee, Wisconsin, pursuant to notice given to all shareholders of record of the Fund at the close of business on September 25, 2017. At the Special Meeting, shareholders were asked to approve the following proposal, and the tabulation of the shareholder votes rendered the following results:

Proposal: To approve the Agreement and Plan of Reorganization approved by the ETF Series Solutions Board of Trustees, which provides for the reorganization of the Master Income ETF (the "Target Fund"), a series of the
ETF Series Solutions, into the GraniteShares HIPS US High Income ETF (the "Acquiring Fund"), a newly created series of the GraniteShares ETF Trust.

Votes For: 306,342
Votes Abstained: 17,711
Votes Against: 3,675

Effective after the close of business on December 15, 2017, all of the assets of the Target Fund were transferred to the Acquiring Fund in exchange for shares of beneficial interest of the Acquiring Fund and the Acquiring Fund's assumption of certain of the Target Fund's liabilities. Shareholders of the Target Fund received shares of the Acquiring Fund with a value equal to the aggregate net asset value of their shares of the Target Fund held immediately prior to the reorganization in complete liquidation and termination of the Target Fund.